

Mail Stop 7010

June 24, 2008

<u>Via U.S. Mail and Fax (713) 960-7660</u>
Mr. W.H. Wells
Chief Financial Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

      Re: Rowan Companies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 1-05491

Dear Mr. Wells:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              /s/ Chris White

              Chris White
              Branch Chief